UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X              Form 40-F
           ----                      ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     X             No
       ---              ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

Exhibits

Exhibit 1 - January 6, 2000 - Form 27 Material Change Report

Exhibit 2 - January 11, 2000 - Notice of Minor Asset Transaction c/w the
            McCallan Oil & Gas agreement dated Dec. 13/99

Exhibit 3 - January 12, 2000 - Notice of Minor Asset Transaction c/w the Montoro
            Option Assignment Agreement dated January 4, 2000.

Exhibit 4 - January 13, 2000 - Form 27 Material Change Report re Options

Exhibit 5 - January 27, 2000 - CDNX letter c/w stock option agreements and
            Appendix 23B, 23C, 23D.

Exhibit 6 - January 31, 2000 - Form 27 Material Change Report re Private
            Placement

Exhibit 1

FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
Belmont Resources Inc. (the "Company")
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
January 6, 2000

ITEM 3. PRESS RELEASE
Issued January 6, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
Belmont Resources Inc. is pleased to announce that it has entered into an agreement with Montoro Resources Inc. (CDNX-MNQ), whereby Belmont will acquire a 50 percent interest in a property located in the Ungava Area, Quebec, for cash payments totalling $55,000 and 50,000 shares of Belmont stock.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE
Belmont Resources Inc. is pleased to announce that it has entered into an agreement with Montoro Resources Inc. (CDNX-MNQ), whereby Belmont will acquire a 50 percent interest in a property located in the Ungava Area, Quebec. Montoro holds an exploration permit in the Ungava region of Quebec recorded at the Minist re de l'Energie et des ressources du Quebec as P.E.M. 1388.

Terms of the agreement with Montoro include cash payments of $55,000 and 50,000 shares of Belmont stock subject to regulatory approval. In addition, Montoro and Belmont plan a preliminary program for the 2000 field season. The proposed work includes a detailed assessment of the ultramafic rocks in the southern part of the Permit and regional mapping of the remainder of the property, particularly near the old showings and the possible extension of Novawest's shear zone.

The Montoro property is adjacent to a series of well known Cu-Ni-Platinum Group Elements ("PGE") deposits of the "Raglan Camp", host to Falconbridge's Donaldson (3,510,000 tons @ 3.75% Ni, 0.83% Cu, 6.6 g/t PGE), Katinik (8,970,000 tons @
3.06% Ni, 0.89% Cu), Zone 2 (2,650,000 tons @ 2.62% Ni, 0.84% Cu) and Cross Lake
Deposit (2,000,000 tons @ 2.06% Ni, 1.05% Cu, 5.95 g/t PGE) (Falconbridge, PDA, March 1998) as well as Novawest's new discovery (values up to 3.83% Cu, 9.3 g/t Pt, 7.46 g/t Pd, 3.39 g/t Au, 10.6 g/t Ag). The Katinik Deposit is located 3km northwest of Montoro's Permit. The Raglan Camp is one of the top ten nickel sulphide camps worldwide. Production began in December 1997 at a capital cost exceeding $550 million CDN. The Montoro Property is located within the Ungava Trough consisting of a series of folded volcano sedimentary and plutonic rocks divided into two lithostratigraphic domains. The Permit is immediately east of Novawest's Scoop Property, which has been mapped in 1997 and 1998. Novawest uncovered a strongly altered (chlorite-ankerite) shear zone near the northeastern part of their property. In the summer of 1999 another significant company has also joined in the continued exploration in the Raglan area. The Hunter Dickinson Group has agreed to fund over 3 years up to $7.5 million of exploration activity on Dumont's (CDNX - DNI) 100% - owned 178 square Km. Raglan properties which are located immediately east and west of the high-grade Donaldson deposit. Belmont is an International Resource Company that controls a gold/antimony property and has a working interest with EuroGas, Inc. on an oil/gas concession in the Slovak Republic. Belmont also has a 1,072-hectare -
4.14 sq. mile nickel/cobalt property in the Lac Rocher, Quebec area. Belmont is currently reviewing an oil prospect in Texas and a platinum property in British Columbia.
For a discussion of the contingencies and uncertainties to which information respecting future events is subject, see Belmont's 1999 annual report on Form 20F and other SEC reports.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER
Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary
DATED this 6th day of January, 2000.


Exhibit 2

BELMONT RESOURCES INC.
#1180 - 666 Burrard Street
Vancouver, B.C. V6C 2X8
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
Website: www.Belmont-Resources.com

January 11, 2000

Canadian Venture Exchange
4th Floor, 609 Granville Street
Vancouver, B.C.
V7Y 1H1

Attn:     Corporate Finance Services
-----     --------------------------


Dear Sir or Madam:


Re:  Belmont Resources Inc. (the "Company")
     Acquisition of 25% Interest in Slovakian Company
     ------------------------------------------------

In accordance with Vancouver Stock Exchange Listing Policy 18, we hereby provide you with written notice of the following minor asset transaction:

1.   The name of the listed company:

     Belmont Resources Inc.

2.   Statutory Exemption Being Relied Upon for Issuance of Shares:

     N/A

3.   Summary of Transaction:

The Company was granted an option to acquire a 25% interest in EnviGeo Trade s.r.o. (a private Slovakian Company, owned 90% by McCallan). The agreement was entered into with McCallan Oil & Gas GesmbH of Austria ("McCallan"), a wholly owned subsidiary of Sierra International Group, Inc. whose shares trade in the OTC Bulletin Board under the symbol SIGR.

The terms of the agreement are: (a) the payment by Belmont to EnviGeo (on behalf of Sierra/McCallan) of $100,000 Cdn., which shall be a refundable deposit, and
(b) the payment by Belmont to Sierra/McCallan of an additional $400,000 Cdn. within 90 days, subject to Belmont completing a due diligence assessment of the assets of EnviGeo.

4.   Finder's Fee:

There is no finder's fee payable in relation to the proposed transaction.

5.   List of Documents Enclosed with Notice:

(a)  Transaction Summary Form (Appendix 18A);
(b)  Copy of News Release dated December 16, 1999;
(c)  Certified Copy of Minutes of Directors Meeting;
(d)  Initial Agreement dated December 13, 1999;
(e) The Company's cheque in the amount of $374.50 (Inclusive of the applicable GST) made payable to the Canadian Venture Exchange representing the requisite filing fee in relation to this transaction.

Should you have any further questions or require additional information with respect to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

/s/GARY MUSIL
Gary Musil,
Secretary/Director

GM/rm

Enclosures

c.c. - Martin & Associates - Attn: Paul Fang, Solicitor

INITIAL AGREEMENT


BETWEEN:

BELMONT RESOURCES INC.
#1180 - 666 Burrard Street
Vancouver, B.C.
V6C 2X8

AND

McCALLAN OIL & GAS Gesmb H
Karntnerring 5 - 7 /Top 3A
A-1010 Wien, Austria

AND

SIERRA INTERNATIONAL GROUP, INC.
Arthur House
50A Portland Road
London, UK
SE 25 4PO


Whereas Sierra International Group, Inc. ("Sierra") has entered into a merger agreement with McCallan Oil & Gas ("McCallan") dated August 2, 1999, whereby Sierra will issue common shares of Sierra in exchange for 100% of the common shares of McCallan and its subsidiary, McCallan Oil & Gas (UK) Limited.

The following is an Initial Agreement between Belmont Resources Inc. ("Belmont") and Sierra and McCallan, with respect to the acquisition of 25% of McCallan's interest in Envigeo trade s.r.o. ("Envigeo") which owns oil and gas exploration license known as the Prieskumne Uzemie Medzilaborce ("PUM") located in Slovakia. The exploration area is licensed to EnviGeo trade s.r.o. (a private Slovakian company) issued on July 6, 1998. McCallan is the recorded beneficial owner of 90% of all the shares of Envigeo. By execution of this Initial Agreement; Belmont, Sierra, McCallan, Envigeo agree to enter into a formal definitive purchase agreement on or before January 31, 2000, and other documents that more fully delineate and formalize the terms outlined in this Initial Agreement (collectively, a "Farmout Agreement"). In addition, these agreements and documents shall be subject to the approval of such regulatory authorities as have jurisdiction over the affairs of Belmont (hereinafter referred to as "Regulatory Authorities") and shall be based on the following terms and conditions:

1) Sierra/McCallan grants to Belmont an option to acquire a 25% shareholding interest in Envigeo (the "Option") free and clear of all liens, charges, encumbrances, claims, rights or interest of any person and such option shall be deemed to have been exercised upon completion of the following:

a) the payment by Belmont to Envigeo on behalf of Sierra/McCallan in the amount of CDN $100,000 which shall be a refundable deposit;

b) the payment by Belmont to Sierra/McCallan of an additional CDN $400,000 bringing full payment of the option to CDN $500,000.

2) During a period of 90 days of the date of execution of this Initial Agreement, Belmont will complete a due diligence assessment of PUM. During the Due Diligence Assessment, McCallan and EnviGeo shall allow full access to the PUM area and all records and information as it relates to the PUM area and previous activities carried out on such area whether information is kept in Austria, Slovakia or elsewhere.

3) Subject to the exercise of the Option, Sierra/McCallan agrees to grant to Belmont a "Buy Back Option" of its 25% shareholding interest in Envigeo as follows:

a)   at the option of Belmont to receive payment of $550,000 CDN in cash; or

b) the payment by Sierra/McCallan to Belmont of free trading marketable shares (the "Shares") of a publicly trading company which is acceptable to Belmont. The amount of shares will be equivalent to the cash in (a) above divided by the average closing trading price in the public Company for the preceding 60 days from the date Belmont gives notice of exercising its Buy Back Option.

4) The parties shall execute such of the documents and to do such other things that may be reasonably necessary to give full effect to the transactions contemplated hereby.

5) This Initial Agreement is subject to Vancouver Stock Exchange approval and shall be subject to and governed in accordance with the laws of the Province of British Columbia and the parties hereto do attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia. This Initial Agreement constitutes the entire agreement between the parties and supersedes all prior letters of intent, agreements, representations, warranties, statements, promises, information, arrangement and understanding, whether oral or written, express or implied. No modification or amendment to this Initial Agreement may be made unless agreed to by the parties thereto in writing. Time shall be of the essence.

6) This Initial Agreement may be executed in counterpart and the counterparts altogether shall constitute a fully executed Initial Agreement, and any facsimile signature shall be taken as an original.

7) Upon acceptance of this Initial Agreement, the parties will instruct their attorneys and solicitors to prepare forthwith a definitive agreement to be executed and substituted for this Initial Agreement. Such definitive agreement shall contain inter alis the terms and conditions set out herein and such other terms, conditions, representations and warranties which may be required by Belmont's solicitors and which may be agreed upon by the counsel for Sierra/McCallan, acting reasonably. This Initial Agreement shall remain in full force and effect until the earlier the execution and delivery of a definitive agreement or January 31, 2000. For greater certainty, if this Initial Agreement shall terminate before a definitive agreement is reached, Belmont shall have no obligation whatsoever relating to this Initial Agreement.


BELMONT RESOURCES INC.


/s/VOJTECH AGYAGOS /s/GARY MUSIL
------------------------------------
Per:     Authorized Signatory

Name:        Vojtech Agyagos / Gary Musil

Accepted and agreed to this       November 19, 1999




SIERRA INTERNATIONAL GROUP, INC.

/s/TED BUDDEN
------------------------------------
Per:     Authorized Signatory

Name:          Ted Budden

Accepted and agreed to this December 13, 1999




McCALLAN OIL & GAS Gesmb H

/s/ARMANDO ULRICH
------------------------------------
Per:     Authorized Signatory

Name:     Armando Ulrich

Accepted and agreed to this       November 19, 1999



Exhibit 3

BELMONT RESOURCES INC.
#1180 - 666 Burrard Street
Vancouver, B.C. V6C 2X8
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
Website: www.Belmont-Resources.com

January 12, 2000

Canadian Venture Exchange
4th Floor, 609 Granville Street
Vancouver, B.C.
V7Y 1H1

Attn:     Corporate Finance Services
-----     --------------------------


Dear Sir or Madam:


Re:  Belmont Resources Inc. (the "Company")
     Acquisition of Ungava Property Interest
     ---------------------------------------

In accordance with Vancouver Stock Exchange Listing Policy 18, we hereby provide you with written notice of the following minor asset transaction:

6.   The name of the listed company:

     Belmont Resources Inc.

7.   Statutory Exemption Being Relied Upon for Issuance of Shares:

     Section 74(2)(18) of the Securities Act (British Columbia).

8.   Summary of Transaction:

The Company has negotiated the purchase of 50% interest in mineral claim #1388 covering 50 sq. Km in the Ungava area - Quebec from Montoro Resources Inc. ("Montoro") whose common shares are traded through the Canadian Venture Exchange ("CDNX").

Montoro acquired the property on September 8/98 and the VSE approved the transaction on September 10/98 - Submission No. 42290.

The agreement provides that the Company will make two cash payments of $10,000 upon signing and $45,000 within thirty days; issue to Montoro 50,000 common shares of the Company within fifteen days of CDNX approval, which shares shall be subject to a four (4) month hold period; and complete with Montoro a Phase I exploration and development program of the said property in the amount of $30,000 by September 30, 2000.

9.   Finder's Fee:

There is no finder's fee payable in relation to the proposed transaction.

10.     List of Documents Enclosed with Notice:

(f)     Transaction Summary Form (Appendix 18A);
(g)     Copy of News Release dated January 6, 2000;
(h)     Certified Copy of Minutes of Directors Meeting;
(i)     Option Agreement Assignment dated January 4, 2000;
(j) The Company's cheque in the amount of $374.50 (Inclusive of the applicable GST) made payable to the Canadian Venture Exchange representing the requisite filing fee in relation to this transaction.

The Company and Montoro are non-arm's length, however we hereby request you treat the foregoing transaction as an arm's length minor transaction for the following reasons:

(1) The President's at arm's length, Herbert Ackerman of Montoro Resources Inc. and Vojtech Agyagos of Belmont Resources Inc. negotiated the agreement;

(2) Kenneth B. Liebscher and Nicolo Bellanca, directors of both companies declared a conflict of interest and abstained from voting at the directors' meeting regarding this transaction;

(3) The consideration payable by Belmont to Montoro is fair and reasonable relative to the amounts paid by Montoro for the property pursuant to submission #42290 and it is in the best interest of both companies to share the costs to develop this property at a time when raising financing is difficult.

Should you have any further questions or require additional information with respect to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

/s/GARY MUSIL
Gary Musil,
Secretary/Director

GM/rm

Enclosures

c.c. - Martin & Associates - Attn: Paul Fang, Solicitor

OPTION ASSIGNMENT AGREEMENT
(the "Agreement")

This Option Assignment Agreement made this 4th day of January, 2000.

BETWEEN:

BELMONT RESOURCES INC., a company incorporated under the laws of British
Columbia.
 ("BELMONT")

AND:

MONTORO RESOURCES INC., a company incorporated under the laws of British
Columbia.
 ("MONTORO")

WHEREAS:

MONTORO holds under an Option Agreement, record No. 0001388 Mineral Claim (the "Property") located in the Ungava Area, Quebec and more specifically described in Schedule "A" attached hereto.

AND  WHEREAS:

MONTORO wishes to assign, bargain or sell FIFTY percent (50%) interest in the Property, and in consideration of the sum of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, the parties hereto agree to the following terms and conditions:

NOW THEREFORE WITNESSETH that in consideration of the premises and mutual promises, covenants, conditions, representations and warranties herein set out, the parties agree as follows:

REPRESENTATIONS AND WARRANTIES:
------------------------------

(a)   Each party represents and warrants to the other that:

(i) it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of the jurisdiction of its incorporation and is or will be qualified to do business and to hold an interest in the Property in the jurisdiction in which the Property is located;

(ii) it has full power and authority to carry on business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of its obligations and duties hereunder;

(iii) it has duly obtained all internal corporate authorizations for the execution, delivery and performance of this Agreement and the execution and delivery of this Agreement will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating or initiating documents or any indenture, agreement or other instruments whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable laws;


(b) MONTORO represents and warrants to BELMONT that to the best of its knowledge:

(i) the Property is in good standing under the laws of the jurisdiction in which the Property is located up to and including the date of this Agreement;

(ii) the Property is free and clear of all liens, charges and encumbrances and is not subject to any right,claim or interest of any other person;

(iii) there are no adverse claims or challenges against or to the ownership of or title to the Property, or any portion thereof nor is there any basis therefor and no person has any royalty or interest whatsoever in production of profits from the Property or any portion thereof other than a 2% Net Smelter Return in respect of all claims comprising the Property, payable to Ruza Resources Ltd.


TERMS AND CONDITIONS:
--------------------

1. BELMONT will pay MONTORO ten thousand dollars ($10,000) Cdn. upon signing of this Agreement;

2. BELMONT will pay MONTORO an additional forty-five thousand dollars ($45,000) Cdn. within thirty days of signing of this Agreement;

3. BELMONT will issue fifty thousand (50,000) common shares of its stock to MONTORO within fifteen (15) days of Canadian Venture Exchange approval, which shares shall be subject to a four (4) month hold period.

4. BELMONT and MONTORO will complete a PHASE I exploration and development program of the said property in the amount of $30,000. Such work to include line cutting, geological mapping, prospecting, sampling and to be completed by September 30, 2000.

5. On completion of PHASE I, BELMONT has the option to terminate this agreement by giving MONTORO thirty days written notice; or BELMONT and MONTORO will form a Joint Venture to allow for further exploration and development of the said property. Such work to include airborne and ground geophysical surveys (mag/max-min/induce polarization) and diamond drilling. MONTORO will be the operator in the joint venture exploration.

6.   All terms and conditions are subject to regulatory approvals.

7. Except as amended herein all other clauses in the Option Agreement shall remain in full force and effect.

This Agreement is an Assignment of an Option Agreement and should MONTORO fail to comply with the conditions, terms and provisions described herein, this Agreement will terminate without penalty or blame to either party.

The parties hereto shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of the agreement herein.

IN WITNESS WHEREOF this Agreement has been executed by BELMONT RESOURCES INC. and MONTORO RESOURCES INC. as of the date first above written.


THE CORPORATE SEAL OF
BELMONT RESOURCES INC.
was hereunto affixed in the presence of:

/s/GARY MUSIL
--------------------------------
Director                                                  C/S

/s/NICOLO BELLANCA
--------------------------------
Director




THE CORPORATE SEAL OF
MONTORO RESOURCES INC.
was hereunto affixed in the presence of:
                                                                             C/S
/s/HERBERT ACKERMAN
--------------------------------
Director

ROGER AGYAGOS
--------------------------------
Director

Exhibit 4

FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
Belmont Resources Inc. (the "Company")
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
January 13, 2000

ITEM 3. PRESS RELEASE
Issued January 13, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
Subject to regulatory approvals, Director/Employee stock options have been granted as to 230,000 shares at $0.32 for a period of 2 years.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE
Subject to regulatory approvals, Director/Employee stock options have been granted as to 230,000 shares at $0.32 for a period of 2 years.

The options granted and renegotiated cannot be exercised until the approval of the Canadian Venture Exchange has been obtained.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER
Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary
DATED this 13th day of January, 2000.

Exhibit 5


BELMONT RESOURCES INC.
Suite 1180 - 666 Burrard Street
Vancouver, BC  V6C 2X8
Telephone:  (604) 683-6648
Facsimile:  (604) 683-1350

January 27, 2000

Canadian Venture Exchange
Stock Exchange Tower
4th Floor - 609 Granville Street
Vancouver, BC
V7Y 1H1

Attention: Corporate Finance Services
----------------------------------------

Dear Sirs:

Re:  Stock Options
-------------------

We request that the Vancouver Stock Exchange approve the granting of 230,000 stock options at a price of $0.32 as announced in a news release issued by the Company on January 13, 2000.

In support of this application, we enclose the following documents:

1.     Sample of the stock option agreement;
2.     One Appendix 23C - Summary Form - Incentive Stock Options;
3.     One Appendix 23D - Declaration of Incentive Stock Options;
4. Two Appendices 23B - Certification and Undertaking Required From a Corporation Granted an Incentive Stock Option; and
5. A cheque for $363.80 (GST incl.) payable to the Canadian Venture Exchange for filing fees.

If you have any questions regarding the abovementioned documents, please contact us at the above address.

Yours truly,

/s/Gary Musil
Gary Musil
Secretary/Director


Enclosures

c.c.     - Martin & Associates, Solicitors
     -  Securities & Exchange Commission, Wash. D.C. USA


STOCK OPTION AGREEMENT

AGREEMENT made the date of execution hereof.

BETWEEN:

BELMONT RESOURCES INC.
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

(the "Optionor")

OF THE FIRST PART

AND:

NIMROD INVESTMENTS LTD. AND DUSTER CAPITAL CORP.
 (individually the "Optionee" or collectively the "Optionees")

OF THE SECOND PART

WHEREAS:

A. The Optionees hold the position of either director, officer or employee of the Optionor or a subsidiary of the Optionor; and

B. The Optionor wishes the Optionees to remain in such position so as to continue to receive the benefits of their services;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, the Optionor hereby grants to the Optionee in respect of his position with the Optionor as herein after set out, an option to purchase shares in the capital of the Optionor upon the following terms and conditions:

1. The number of shares which may be purchased by each Optionee and the price at which such shares may be purchased as set out opposite his name below.

2.   The options shall terminate TWO (2) years after the date hereof.

3. An option may be exercised in whole or in part and from time to time by the Optionee giving notice in writing of the shares to be purchased and by paying to the Optionor at the address specified above the purchase price of the shares to be purchased in cash or by certified cheque or bank draft, provided that an option granted to an Optionee that is an insider of the Optionor may not be exercised prior to approval of such option by the shareholders of the Optionor.

4. On receipt of such notice and payment the Optionor shall issue fully paid shares therefor.

5.   No option may be sold or assigned.

6. Shareholder approval shall be obtained in respect of amendments to the Agreement if the option as originally constituted was approved by the shareholders or the Optionee is an insider of the Optionor at the time of the amendment.

7. Shareholder approval shall be obtained in respect of amendments to the agreement if the option as originally constituted was approved by the shareholders or if the optionee is an Insider of the Optionor at the time of the proposed amendment

8.   (a)     If an Optionee ceases to hold his position with the Optionor for any reason other than his death, this option will terminated thirty (30) days following the date of cessation.

     (b) If an Optionee dies prior to the termination of his option, the option shall terminate as provided in Clause 2 or one year after his death, whichever is earlier, and, until such termination, his personal representative shall have the same rights as the Optionee would have had but for his death.

9. If the Optionee is neither an officer nor a director of the Optionor nor an employee of a management company providing services to the Optionor, the Optionee hereby represents that he is an employee of the Optionor or a subsidiary thereof, and the Optionor hereby confirms such representation.

10. If the Optionee is neither an officer, director or employee of the Optionor, the Optionee hereby represents that he is an employee of a management company providing services to the Optionor and the Optionor hereby confirms that the management company provides services, other than investor relations services, to it.

11. If an option is granted to an insider of the Optionor, the parties acknowledge that the exercise of such option is subject to the approval of the shareholders of the Optionor.

12. The options hereby granted are subject to acceptance by the Canadian Venture Exchange.

13. If the shares of the Optionor are subdivided, consolidated or otherwise reorganized or subject to an amalgamation, the number and price of any of the shares not purchased shall be adjusted accordingly.

14. This Agreement may be executed in counterparts and all counterparts together shall form one original agreement.

15. This Agreement supersedes all previous agreements between the parties respecting director or employee incentive options, whether written or oral.

16. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and successors.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the 13th day of January, 20000.


BELMONT RESOURCES INC.

               /s/GARY MUSIL
Per:     ---------------------------------------
         Authorized signing officer

Name of Optionee         No. of            Exercise price
                         Shares Optioned   per share          Signature

Nimrod Investments Ltd.  200,000            $0.32           /s/JIM WALL
                                                            --------------------
                                                      Per:  Authorized signatory
Duster Capital Corp.      30,000            $0.32           /s/DUSAN BERKA"
                                                            --------------------
                                                      Per:  Authorized signatory


Per:  Authorized signatory



APPENDIX 23B

Certification and Undertaking Required From a Corporation Granted an Incentive Stock Option

To:  Canadian Venture Exchange
     609 Granville Street
     Vancouver, B.C.
     V7Y 1H1

Nimrod Investments Ltd., (the "Company") certifies that all shares of the Company are owned by James Wall, an individual eligible to be granted an incentive stock option, and undertakes, for the duration of the time that the Company is the holder of an incentive stock option in the shares of Belmont Resources Inc. (the "Issuer"), that it will not:

1. effect or permit transfer or ownership or option of the shares of the Company; or

2. allot and issue further shares of any class of shares of the Company to any other individual or entity.


Dated at Vancouver, B.C. on January 13, 2000.

The Corporate/Common Seal of
the Company was affixed
in the presence of:                                   (Seal)

/s/JIM WALL
-------------------------------
Authorized signatory

APPENDIX 23B

Certification and Undertaking Required From a Corporation Granted an Incentive Stock Option


To:  Canadian Venture Exchange
     609 Granville Street
     Vancouver, B.C.
     V7Y 1H1

Duster Capital Corp., (the "Company") certifies that all shares of the Company are owned by Dusan Berka, an individual eligible to be granted an incentive stock option, and undertakes, for the duration of the time that the Company is the holder of an incentive stock option in the shares of Belmont Resources Inc. (the "Issuer"), that it will not:

1. effect or permit transfer or ownership or option of the shares of the Company; or

2. allot and issue further shares of any class of shares of the Company to any other individual or entity.


Dated at Vancouver, B.C. on January 13, 2000.


The Corporate/Common Seal of
the Company was affixed
in the presence of:                                   (Seal)


/s/DUSAN BERKA
-------------------------------
Authorized signatory


APPENDIX 23D

DECLARATION OF INCENTIVE STOCK OPTIONS


TO:     The Canadian Venture Exchange

RE:     Belmont Resources Inc. (the "Company")
        --------------------------------------


This Declaration certifies an application to the Canadian Venture Exchange (the "Exchange") for acceptance for filing of the Incentive Stock Options summarized in the Incentive Stock Options Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:


1. The undersigned is a director and/or senior officer of the Company and has been duly authorized by a resolution of the board of directors of the listed company to make this Declaration;

2. The Company is not an inactive company as defined in the Vancouver Stock Exchange's Listings Policy 11.2.1;

3. If the Company has undergone a Reverse Takeover as defined in the Vancouver Stock Exchange's Listings Policy 18.5, at least 30 days have elapsed from the later of the closing of the Reverse Takeover and resumption of trading;

4. Any optionee being granted options under this Filing, that is providing promotional or market-making services for the Company, is a director, senior officer or bona fide employee of the Company;

5.   The Filing is either in all respects in accordance with the Vancouver
Stock Exchange's Listing Policy 23 DIRECTOR AND EMPLOYEE STOCK OPTIONS in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form;

6. As of the date of grant there were no material changes in the affairs of the Company which were not been publicly disclosed; and

7. The Company is not currently in default of its financial statement and fee filing requirements with the British Columbia Securities Commission.

8. The information on the attached INCENTIVE STOCK OPTIONS SUMMARY FORM is true.


Dated this 13th day of January, 2000.

Gary Musil
-----------
Name of Director and/or Senior
Officer

/s/GARY MUSIL

Signature

Secretary/Director
------------------
Official Capacity

Enforcement action by the Canadian Venture Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE IN
 ACCORDANCE WITH THE TERMS OF THE COMPANY'S LISTING AGREEMENT


APPENDIX 23C
SUMMARY FORM - INCENTIVE STOCK OPTIONS


COMPANY NAME:      Belmont Resources Inc.      SYMBOL: BEO

DATE:  January 13, 2000


1.   NEW OPTIONS PROPOSED FOR ACCEPTANCE


Date of Grant:  2000,01,13 (y/m/d)

--------------------------------------------------------------------------------------------------
   Name of Optionee        Position        Insider?     No. of      Exercise   Expiry       No. of
                          (Director/       Yes or       Optioned     Price     Date        Options
                          Senior Officer/    No         Shares                             Granted
                          Employee/                                                        in the
                          Consultant                                                       Past 12
                                                                                           Months
--------------------------------------------------------------------------------------------------
Nimrod Investments Ltd.   Employee           No         200,000      $0.32     2002,01,13   Nil
--------------------------------------------------------------------------------------------------
Duster Capital Corp.      Director           Yes         30,000      $0.32     2002,01,13   Nil
--------------------------------------------------------------------------------------------------

Total Number of optioned shares proposed for acceptance: 230,000
                                                         -------


2.   AMENDED OPTIONS PROPOSED FOR ACCEPTANCE

---------------------------------------------------------------------
   Name of Optionee     No. of      Amended     Original  New/Current
                        Optioned    Exercise    Date of   Expiry
                        Shares      Price       Grant     Date
---------------------------------------------------------------------
    None
---------------------------------------------------------------------

3.   OTHER OUTSTANDING OPTIONS


Name of Optionee      No. of      Exercise      Date of      Expiry
                      Shares      Price         Grant        Date
---------------------------------------------------------------------
Vojtech Agyagos       144,000     $0.32         98/02/24     00/02/24
                       75,000     $0.32         99/09/17     01/09/17

Gary Musil             25,000     $0.32         98/02/24     00/02/24
                      150,000     $0.32         99/09/17     01/09/17

Nicolo Bellanca       200,000     $0.32         98/02/24     00/02/24
                      425,000     $0.32         99/09/17     01/09/17

Peter Serck           100,000     $0.32         99/09/17     01/09/17

Kenneth Liebscher      20,000     $0.32         98/02/24     00/02/24
                      100,000     $0.32         99/09/17     01/09/17

Peter John            500,000     $0.32         98/02/24     00/02/24


Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above: 1,969,000
                ---------

4.   If the optionees include Insiders, state the date on which the shareholder meeting approving the options or amendments was held: July 21, 1999
                                                                  --------------
or alternatively, indicate if  shareholders' approval must still be obtained:

------------------.

5. If applicable, state the date of the press release announcing the grant of options: January 13, 2000
            ----------------

6. State the total issued and outstanding share capital at the date of grant: 19,764,012
       ----------

7. State, as a percentage of the issued shares of the Company, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 9.9%
                                                                  -----

8.     If the options are being granted pursuant to a stock option plan, state
the number of remaining shares reserved for issuance under the plan    Not
                                                                     ------
applicable
----------

9. If the Company has completed a public distribution of its securities within six months of the date of the grant, state the per share price paid by
the public investors:     Not applicable
                         ---------------

10. The stock option agreement is in accordance with Exchange Policy 23.2.10 and 23.4.1 for Venture Companies, which includes the following provisions:
(please check boxes)

[x] a condition that the option is non-assignable and non-transferable

[x] the period (if any) within which the optionee's heirs or administrators may exercise any portion of the outstanding option does not exceed one year from the optionee's death;

[x] the option may only be exercised while the optionee is a director, officer, employee or consultant within a period of not more than 30 days after ceasing to be a director, officer, employee or consultant.

[x] a condition that shareholder approval to the grant of the options shall be obtained prior to the exercise of the options granted to Insiders.

[x] A condition that shareholder approval shall be obtained in respect of amendment to the agreement if the option as originally constituted was approved by shareholders or if the optionee is an Insider of the company at the time of the proposed amendment; and

[x] if the incentive stock option agreements grant options to employees, a representation by the employer that the optionee is a bona fide employee of the company, subsidiary or management company providing services to the listed company (other than consultants performing investor relations services).


11. If the grant of options is not in complete accordance with Policy 23 - Director and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the company and the investing public.


Enforcement action by the Canadian Venture Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE IN ACCORDANCE WITH THE TERMS OF THE COMPANY'S LISTING AGREEMENT

Exhibit 6

FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
Belmont Resources Inc. (the "Company")
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
January 31, 2000

ITEM 3. PRESS RELEASE
Issued January 31, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
The Company is pleased to announce it has arranged a non-brokered private placement of 3,000,000 units at $0.32 for $960,000. One unit will consist of one share and one warrant to purchase an additional share at $0.32 in the first year and $0.37 in the second year.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE
The Company is pleased to announce it has arranged a non-brokered private placement of 3,000,000 units at $0.32 for $960,000. One unit will consist of one share and one warrant to purchase an additional share at $0.32 in the first year and $0.37 in the second year.

The funds will be used for further resource acquisitions currently being reviewed.

Other:
Further to the news release of December 16, 1999 whereby the Company announced it has entered into as Initial Agreement with McCallan, a wholly owned subsidiary of Sierra International Group, Inc. the Company announces that the parties have agreed to extend the time for completion of a Farmout Agreement from January 31 to March 15, 2000.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER
Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
The foregoing accurately discloses the material change referred to herein.

/s/GARY MUSIL
Gary Musil, Secretary
DATED this 31st day of January, 2000.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          Belmont Resources Inc.
         (Registrant)

Date      March 31, 2000                    By     /s/GARY MUSIL
                                                    (Signature)
                                        Gary Musil, Secretary/Director